FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Relating to Registration Statement No. 333-169918
Dated November 19, 2010

KIT digital, Inc.

8,000,000 Shares of Common Stock

Final Term Sheet

Issuer:	KIT digital, Inc. (the “Company”)
Symbol:	KITD
Security:	Common stock, par value $0.0001 per share
Size:	8,000,000 shares of common stock
Over-allotment option:	1,200,000 additional shares of common stock
Public offering price:	$12.00 per share
Underwriting discounts and commissions:	$0.600 per share
Non-accountable expense reimbursement:	$0.072 per share
Net proceeds (excluding the over-allotment):	$88,300,000 (after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by the Company)
Dilution per share to new investors in this offering:	$7.66 per share
Trade date:	November 19, 2010
Settlement date:	November 24, 2010
Underwriters:	Roth Capital Partners, LLC Merriman Capital, Inc. ThinkEquity LLC Janney Montgomery Scott LLC Northland Capital Markets

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, when available, if you request it from Roth Capital Partners, 24 Corporate Plaza, Newport Beach, CA 92660 or by calling (949) 720-7227.